Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Rune Helland, VP Investor Relations, Tel: +4722544411
Siv Merethe Skorpen, Investor Relations, Tel.:+4722544455

Date: 17 November 2003

Loan to Norway Seafoods Holding

We refer to the notice to the Oslo Stock Exchange 16 October 2003 regarding refinancing of the loan on approx. NOK 600 million. The agreement is now closed, and the loan will be repaid with NOK 150 million today.